Exhibit 99.1

TDCX’s first quarter 2023 revenue up 8.2%, or up 13.1% in constant currency terms1

Singapore, June 1, 2023 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights3

•	Total revenue of US$124.3 million, up 8.2% year-on-year, including a 4.9% point negative impact of foreign exchange rates compared with the prior year period, and up 13.1% in constant currency terms[1]

•	Profit for the period was US$20.5 million, up 22.5% year-on-year

•	EBITDA[2,4] of US$32.0 million, up 7.0% year-on-year, and Adjusted EBITDA[2,4] of US$30.0 million, down 16.2% year-on-year

•	Profit for the period, EBITDA[2,4] and Adjusted EBITDA[2,4] included a net reversal of equity-settled share-based payment expenses of US$3.9 million

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “We delivered a resilient set of results this quarter through our continued focus on operational excellence. Our efforts to deepen our support for existing clients are also showing results, as revenue from clients outside our top five rose 45 per cent year-on-year.

“Given market uncertainties, we are seeing more emphasis for stronger performance and greater productivity among our clients. Hence, we are focused on adding value to our clients by helping them solve their strategic CX challenges. We do this by leveraging the insights and best practices gathered from our Digital CX Center of Excellence and our recently launched TDCX AI arm.

“Looking ahead, we continue to strengthen our capabilities by deepening our sector expertise in our core verticals, sharpening our operational capabilities, and expanding our footprint for better client coverage.”

(US$ million, except for %)[3]	Q1 2022	Q1 2023	% Change
Revenue	114.9	124.3	+8.2% (+13.1% on a constant currency basis)[1,2]
Profit for the period	16.7	20.5	+22.5%
EBITDA[2,4]	29.9	32.0	+7.0%
EBITDA Margins[2,4] (%)	26.1%	25.8%
Adjusted EBITDA[2,4]	35.8	30.0	-16.2%
Adjusted EBITDA Margins[2,4] (%)	31.2%	24.2%
Adjusted Net Income[2,5]	22.6	18.3	-19.1%

Q1 23 Business Highlights

Strong Client Growth Year-on-Year

•	Client count[6,7] up 55% year-on-year, bringing total client count to 85 as of 31 March 2023, compared to 55 as of 31 March 2022

Improved Client Diversification

•	Broad-based growth as revenue from clients outside the top five rose 45% year-on-year[7]

•	Revenue mix from top five clients lowered to 76% in Q1 23 from 83% in Q1 22

Strategic Geographic Expansion

•	Opening of Jakarta operation in January 2023, which further bolsters TDCX’s strong Southeast Asian foothold

•	Launch of a new campus in São Paulo, Brazil – TDCX’s 29th globally – in May 2023 to support a key gaming client

Full Year 2023 Outlook

For the full year 2023, TDCX expects its financial results to be:

2023 Outlook
Revenue growth (YoY)	Range: 3% - 8% (On a constant currency basis1,2,8)
Adjusted EBITDA margin[2,4]	Approximately 25% - 29%

Detailed Financial Information on the Form 6-K

Please refer to https://investors.tdcx.com/financials/quarterly-results/default.aspx for the detailed financial information contained in Form 6-K.

[1]

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the presentation currency of the Company and its subsidiaries (the “Group”), using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period.

[2]

EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Revenue at Constant Currency and Revenue Growth at Constant Currency are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Non-IFRS Financial Measures” in the Form 6-K or “Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures” in the presentation slides for more details).

The reported amounts for Adjusted EBITDA and Adjusted Net Income for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA and Adjusted Net Income for the three months ended March 31, 2022.

[3]	FX rate of US$1 = S$1.3270, being the approximate rate in effect as of March 31, 2023, assumed in converting financials from SG dollar to U.S. dollar.
[4]

“EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense and depreciation and amortization expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our TDCX Performance Share Plan (the “Performance Share Plan”), which was adopted on August 26, 2021 and allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

[5]

“Adjusted Net Income” represents profit for the period before acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments.

[6]	“Client count” refers to launched campaigns that are revenue generating.
[7]	Includes additional clients attributable to our Hong Kong subsidiary.
[8]

We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year.

Webcast and Conference Call Information

TDCX senior management will host a conference call to discuss the first quarter 2023 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	May 31, 2023, 8:30 PM (U.S. Eastern Time)
June 1, 2023, 8:30 AM (Singapore / Hong Kong Time)

Webcast link:	https://events.q4inc.com/earnings/TDCX/Q1-2023

Dial in numbers:	USA Toll Free: +1 855 979 6654 United States (Local): +1 646 787 9445

Singapore: +65 3163 4602 Hong Kong: +852 5803 3413

UK Toll Free +44 800 358 1035 All other locations: +44 20 3936 2999

Participant Access Code:	644840

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

lim.jason@tdcx.com

Media: Eunice Seow

eunice.seow@tdcx.com

About TDCX INC.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, home sharing and travel, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 18,400 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3270 to US$1.00, the approximate rate in effect as of March 31, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measure to help evaluate our operating performance:

“EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense and depreciation and amortization expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

“Adjusted Net Income” represents profit for the year/ period before acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments.

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period.

We believe that EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Revenue at Constant Currency and Revenue Growth at Constant Currency help us to compare our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations, and thereby help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

We exclude items from Adjusted EBITDA and Adjusted Net Income, including acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, as they are not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, including full reconciliations to the nearest IFRS measure, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; the continued service of its founder and certain of its key employees and management; its ability to compete effectively; its ability to navigate difficulties and successfully expand its operations into countries in which it has no prior operating experience; its ability to maintain its pricing, control costs or continue to grow its business; its ability to attract and retain enough highly trained employees; its compliance with service level and performance requirements by, and contractual obligations with, its clients; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions and content, trust and safety services; its ability to successfully identify, acquire and integrate companies; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended March 31,
	2023		2022
	US$’000	S$’000	S$’000
Revenue	124,301	164,947	152,423
Employee benefits expense	(79,939)	(106,079)	(103,850)
Depreciation and amortization expense	(8,481)	(11,254)	(9,556)
Rental and maintenance expense	(2,555)	(3,391)	(2,266)
Recruitment expense	(2,295)	(3,045)	(2,809)
Transport and travelling expense	(346)	(459)	(190)
Telecommunication and technology expense	(2,509)	(3,329)	(2,629)
Interest expense	(360)	(478)	(487)
Other operating expense (1)	(5,021)	(6,662)	(2,554)
Share of profit from an associate	—	—	18
Interest income	1,361	1,806	267
Other operating income	390	517	1,592

Profit before income tax	24,546	32,573	29,959
Income tax expense	(4,044)	(5,366)	(7,754)

Profit for the period	20,502	27,207	22,205
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,681)	(3,558)	(1,116)

Total comprehensive income for the period	17,821	23,649	21,089

Profit attributable to:
- Owners of TDCX Inc.	20,502	27,207	22,205
- Non-controlling interests	—	—	—

	20,502	27,207	22,205

Total comprehensive income attributable to:
- Owners of TDCX Inc.	17,821	23,649	21,089
- Non-controlling interests	—	—	—

	17,821	23,649	21,089

Basic earnings per share (in US$ or S$) (2)	0.14	0.19	0.15
Diluted earnings per share (in US$ or S$) (2)	0.14	0.19	0.15

(1)	We reported foreign exchange gains or losses, as applicable, on a net basis for the relevant period under the “other operating expense” line item.
(2)	Basic and diluted earnings per share

	For the three months ended March 31,
	2023	2022
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,920,762	145,745,209
Effect of vesting of employee share awards	—	134,474

Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,920,762	145,879,683

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3270 to US$1.00, the approximate rate of exchange at March 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended March 31, 2023 and 2022

Revenue. Our revenue increased by 8.2% to S$164.9 million (US$124.3 million) for the three months ended March 31, 2023 from S$152.4 million for the three months ended March 31, 2022 primarily driven by a 23.2% increase in revenue from sales and digital marketing services followed by a 9.2% increase in revenue from omnichannel CX solutions services rendered, partially offset by a 17.3% decrease in revenue from content, trust and safety services.

•

Our revenue from omnichannel CX solutions services increased by 9.2% to S$97.7 million (US$73.6 million) from S$89.5 million for the same period of 2022 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the travel and hospitality, gaming, fast moving consumer goods, and technology verticals, partially offset by a lower demand for our services from existing clients in the fintech, and digital advertising and media verticals.

•

Our revenue from sales and digital marketing services increased by 23.2% to S$44.0 million (US$33.2 million) from S$35.7 million for the same period of 2022 primarily due to the expansion of existing campaigns by our key digital advertising and media clients and additional contributions from new clients in 2022 continuing to scale up.

•

Our revenue from content, trust and safety services decreased by 17.3% to S$21.8 million (US$16.5 million) from S$26.4 million for the same period of 2022 primarily due to contraction of volumes requirement by existing clients in the digital advertising and media vertical.

•	Our revenue from our other service fees increased by 72.5% to S$1.4 million (US$1.0 million) from S$0.8 million for the same period of 2022 primarily due to an expansion of existing campaigns.

The following table sets forth our service provided by amount for the three months ended March 31, 2023 and 2022.

	For the three months ended March 31,
	2023		2022
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions *	73,642	97,723	89,505
Sales and digital marketing	33,167	44,012	35,710
Content, trust and safety *	16,452	21,832	26,408
Other service fees #	1,040	1,380	800

Total revenue	124,301	164,947	152,423

*

During the second quarter ended June 30, 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services and reclassified certain of our revenue from our omnichannel CX solution services and our other service fees under content, trust and safety services. Accordingly, we reclassified our segment revenue for all periods presented herein on a comparable basis except where otherwise noted. See “Segment Reclassification” below.

#	Other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense increased by 2.1% to S$106.1 million (US$79.9 million) from S$103.9 million for the same period of 2022 primarily due to higher employee headcount and wage adjustments. This was partially offset by a reversal of share-based payment expense as certain performance share awards are not expected to vest. Our average number of employees in the first quarter of 2023 increased by 21.6% compared to the same period of 2022 driven by higher net business volumes of several existing campaigns and new campaign launches over the course of 2022 and the first quarter of 2023. The reversal of the abovementioned share-based payment expense resulted in a reduction in employee benefits expense of S$7.0 million (US$5.3 million).

Depreciation and Amortization Expense. Our depreciation and amortization expense increased by 17.8% to S$11.3 million (US$8.5 million) from S$9.6 million for the same period of 2022 primarily due to our office space expansion in Malaysia, Thailand, Korea and Spain and depreciation and amortization expense arising from our acquisition on October 13, 2022 of our Hong Kong associated company, which then became a wholly-owned subsidiary.

Rental and Maintenance Expense. Our rental and maintenance expense increased by 49.6% to S$3.4 million (US$2.6 million) from S$2.3 million for the same period of 2022 primarily due to the setting up of greenfield sites in Brazil, Türkiye and Vietnam. In addition, our rental and maintenance expense increased to support the expansion in volumes of certain existing key clients’ campaigns in the Philippines, Singapore and Malaysia that required the need for additional technology devices and equipment.

Recruitment Expense. Our recruitment expense increased by 8.4% to S$3.0 million (US$2.3 million) from S$2.8 million for the same period of 2022 primarily due to increased hiring activities to support the campaigns requirements in a few of our sites.

Transport and Travelling Expense. Our transport and travelling expense increased by 141.6% to S$0.5 million (US$0.3 million) from S$0.2 million for the same period of 2022 mainly due to increased operational and corporate travel.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 26.6% to S$3.3 million (US$2.5 million) from S$2.6 million for the same period of 2022 primarily due to an increase in software subscription and outsourced IT services.

Interest Expense. The decrease in our interest expense was not significant.

Other Operating Expense. Our other operating expense increased by 160.8% to S$6.7 million (US$5.0 million) from S$2.6 million for the same period of 2022 primarily due to higher foreign exchange losses and increased professional and advisory fees related to evaluation and diligence activities on a discontinued acquisition.

Share of Profit from an Associate. Our share of profit from an associate was insignificant for the three months ended March 31, 2022 and 2023. Our associated company became our wholly-owned subsidiary after we acquired all remaining shares of the company on October 13, 2022.

Interest Income. Our interest income increased by 576.4% to S$1.8 million (US$1.4 million) from S$0.3 million for the same period of 2022 primarily due to higher placements of excess liquid funds in interest earning deposit.

Other Operating Income. Our other operating income decreased by 67.5% to S$0.5 million (US$0.4 million) from S$1.6 million for the same period of 2022 primarily due to lower government grants received by our Singapore subsidiaries.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax rose by 8.7% to S$32.6 million (US$24.5 million) from S$30.0 million for the corresponding period of 2022.

Income Tax Expense. Our income tax expense decreased by 30.8% to S$5.4 million (US$4.0 million) from S$7.8 million for the same period of 2022 primarily due to the recognition of a deferred tax asset and lower taxable profits earned by our subsidiaries in Singapore, Thailand and Malaysia.

Profit for the Period. As a result of the foregoing, our profit for the period increased by 22.5% to S$27.2 million (US$20.5 million) from S$22.2 million for the same period of 2022.

Exchange differences on translation of foreign operations. Exchange differences on translation of foreign operations recognized in other comprehensive income increased by 218.8% to a loss of S$3.6 million (US$2.7 million) from a loss of S$1.1 million for the same period of 2022 primarily due to the weakening of the functional currencies of the foreign operations against the Singapore Dollar.

Total Comprehensive Income for the Period. As a result of the foregoing, our total comprehensive income for the period increased by 12.1% to S$23.6 million (US$17.8 million) from S$21.1 million for the same period of 2022.

Additional Adjustments to Certain Non-IFRS Financial Measures

With effect from January 1, 2023, we have decided to include adjustments for net foreign exchange gains or losses and acquisition-related professional fees in Adjusted EBITDA, Adjusted Net Income and Adjusted EPS, in addition to an adjustment for equity-settled share-based payment expense (or net reversal) that was included in such previously reported non-IFRS measures in prior periods. Over the course of the previous year, we have identified such additional items as not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business. For further information, see “Non-IFRS Financial Measures” below.

Share Repurchase Program

On March 14, 2022, we announced that the board of directors had approved a US$30.0 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. We expect to fund repurchases under this program with our existing cash balance.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. All share repurchases are subject to and will be carried out, if at all, in accordance with applicable regulatory requirements.

From January 1, 2023 to May 30, 2023, we purchased 3,000 American Depositary Shares (ADSs) at a cost of US$30,000 under our share repurchase program.

Segment Reclassification

During the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services. The change reflects the industry’s broader view that content monitoring and moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance.

Our content, trust and safety services comprise content monitoring and moderation services, trust and safety services and data annotation services. Content monitoring and moderation service involves the review of user submitted content for violation of terms of use or non-compliance with the specifications and guidelines provided by our clients. Trust and safety services entail our dedicated and trained resources in assisting our clients to verify, detect and prevent incidences of fraudulent use of clients’ tools so as to promote users’ confidence in using our clients’ platforms and tools. Data annotation services provided by us serve to support the development of our clients’ efforts in machine learning and automation initiatives and projects.

Revenue for trust and safety related services that were previously classified under omnichannel CX solutions and other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as content, trust and safety services.

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency, and revenue growth at constant currency are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation and amortization expense, equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net foreign exchange gain or loss and acquisition-related professional fees. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

	For the Three Months ended March 31,
	2023			2022 (4)
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	124,301	164,947	—	152,423	—
Profit for the period and net profit margin	20,502	27,207	16.5%	22,205	14.6%
Adjustments for:
Depreciation and amortization expense	8,481	11,254	6.8%	9,556	6.3%
Income tax expense	4,044	5,366	3.3%	7,754	5.1%
Interest expense	360	478	0.3%	487	0.3%
Interest income	(1,361)	(1,806)	(1.1%)	(267)	(0.2%)

EBITDA and EBITDA margin	32,026	42,499	25.8%	39,735	26.1%
Adjustment:
Equity-settled share-based payment (net reversal) / expense (1)	(3,868)	(5,133)	(3.1%)	7,933	5.2%
Net foreign exchange loss/ (gain) (2)	1,117	1,482	0.9%	(165)	(0.1%)
Acquisition-related professional fees (3)	741	983	0.6%	—	—

Adjusted EBITDA and Adjusted EBITDA margin	30,016	39,831	24.2%	47,503	31.2%

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
(2)	Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated.
(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted EBITDA for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three months ended March 31, 2022.

Adjusted Net Income and Adjusted Net Income margin

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net foreign exchange gain or loss and acquisition-related professional fees, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

	For the Three Months ended March 31,
	2023			2022 (4)
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	20,502	27,207	16.5%	22,205	14.6%
Adjustment for:
Equity-settled share-based payment (net reversal) / expense (1)	(3,868)	(5,133)	(3.1%)	7,933	5.2%
Net foreign exchange loss/ (gain) (2)	933	1,238	0.8%	(122)	(0.1%)
Acquisition-related professional fees (3)	741	983	0.6%	—	—

Adjusted Net Income and Adjusted Net Income margin	18,308	24,295	14.8%	30,016	19.7%

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted Net Income for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three months ended March 31, 2022.

Adjusted EPS

“Adjusted EPS” represents earnings available to shareholders excluding the impact of equity-settled share-based payment expense (or net reversal), net foreign exchange gain or loss and acquisition-related professional fees.

Adjusted EPS is calculated as earnings available to shareholders excluding the impact of equity-settled share-based payment expense (or net reversal), net foreign exchange gain or loss and acquisition-related professional fees, divided by the diluted weighted-average number of shares outstanding.

	For the Three Months ended March 31,
	2023				2022 (4)
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Reported earnings available to shareholders and EPS	20,502	0.14	27,207	0.19	22,205	0.15
Adjustments for:
Equity-settled share-based payment (net reversal) / expense (1)	(3,868)	(0.03)	(5,133)	(0.04)	7,933	0.06
Net foreign exchange loss/ (gain) (2)	933	0.01	1,238	0.01	(122)	—
Acquisition-related professional fees (3)	741	0.01	983	0.01	—	—
Adjusted earnings available to shareholders and Adjusted EPS	18,308	0.13	24,295	0.17	30,016	0.21

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted EPS for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three months ended March 31, 2022.

Revenue at Constant Currency and Revenue Growth at Constant Currency

Revenue at constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to TDCX Inc.’s and its consolidated subsidiaries’ (together, the “Group”) presentation currency, using the average currency conversion rates in effect during the comparable prior period (rather than at the actual currency conversion rates in effect during the current reporting period). Revenue growth at constant currency means the period-over-period change in revenue at constant currency compared against revenue in the prior period.

	For the Three Months Ended March 31,		Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023	2022
	S$’000	S$’000
Revenue	164,947	152,423	8.2%	4.9%	13.1%

The Company has not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors that are out of the Company’s control or are not readily predictable, such as currency exchange movements over the course of an entire year.

The Company uses revenue at constant currency and revenue growth at constant currency, which are supplemental non-IFRS financial measures, to provide better comparability of revenue trends period-over-period (without the impact of fluctuations in foreign currency exchange rates) because it is a global company that transacts business in multiple currencies and reports financial information in the Group’s functional reporting currency. Foreign currency exchange rate fluctuations affect the amounts reported by the Company in the Group’s functional reporting currency with respect to its foreign revenues. Generally, when the Group’s functional reporting currency dollar either strengthens or weakens against other currencies, revenue at constant currency rates and revenue growth at constant currency rates will be higher or lower than revenue and revenue growth reported at actual exchange rates.

The Company believes that non-IFRS financial measures such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that such non-IFRS financial measures provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of such non-IFRS financial measures have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3270 to US$1.00, the approximate rate of exchange at March 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of March 31, 2023		As of December 31, 2022
	US$’000	S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	282,333	374,656	389,100
Fixed and pledged deposits	136	181	6,551
Trade receivables	75,921	100,747	88,808
Contract assets	46,595	61,831	58,808
Other receivables	12,963	17,202	15,885
Financial assets measured at fair value through profit or loss	40,000	53,080	29,776
Income tax receivable	550	730	354

Total current assets	458,498	608,427	589,282

Non-current assets
Pledged deposits	445	590	584
Goodwill and intangible assets	2,133	2,831	2,924
Other receivables	2,955	3,921	5,019
Plant and equipment	29,794	39,537	41,292
Right-of-use assets	24,249	32,179	35,236
Deferred tax assets	3,173	4,211	3,463

Total non-current assets	62,749	83,269	88,518

Total assets	521,247	691,696	677,800

LIABILITIES AND EQUITY
Current liabilities
Other payables	35,148	46,642	49,723
Lease liabilities	12,587	16,703	17,818
Provision for reinstatement cost	3,480	4,618	5,282
Income tax payable	12,989	17,237	16,560

Total current liabilities	64,204	85,200	89,383

Non-current liabilities
Lease liabilities	14,266	18,931	20,644
Provision for reinstatement cost	3,222	4,275	3,572
Defined benefit obligation	1,356	1,799	1,497
Deferred tax liabilities	875	1,161	852

Total non-current liabilities	19,719	26,166	26,565

Capital, reserves and non-controlling interests
Share capital	14	19	19
Reserves	158,900	210,861	219,590
Retained earnings	278,424	369,468	342,221

Equity attributable to owners of the Group	437,338	580,348	561,830
Non-controlling interests	(14)	(18)	22

Total equity	437,324	580,330	561,852

Total liabilities and equity	521,247	691,696	677,800

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3270 to US$1.00, the approximate rate of exchange at March 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended March 31,
	2023		2022
	US$’000	S$’000	S$’000
Operating activities
Profit before income tax	24,546	32,573	29,959
Adjustments for:
Depreciation and amortization expense	8,481	11,254	9,556
Gain on early termination of right-of-use assets	(2)	(2)	(1)
Equity-settled share-based payment expense	(3,868)	(5,133)	7,933
Provision for office reinstatement cost	(8)	(10)	18
Bank loan transaction cost	8	11	14
Interest income	(1,361)	(1,806)	(267)
Interest expense	360	478	487
Retirement benefit service cost	204	271	192
Loss on disposal and write-off of plant and equipment	2	3	—
Share of profit from an associate	—	—	(18)

Operating cash flows before movements in working capital	28,362	37,639	47,873
Trade receivables	(9,281)	(12,316)	13,168
Contract assets	(2,415)	(3,205)	(5,352)
Other receivables	(174)	(231)	(1,713)
Other payables	(2,261)	(3,000)	(519)

Cash generated from operations	14,231	18,887	53,457
Interest received	1,361	1,806	267
Income tax paid	(4,134)	(5,486)	(3,494)

Net cash from operating activities	11,458	15,207	50,230

Investing activities
Purchase of plant and equipment	(3,029)	(4,020)	(1,949)
Proceeds from disposal of plant and equipment	2	2	1
Decrease in fixed deposits	4,782	6,346	—
Increase in pledged deposits	—	—	1
Investment in financial assets measured at fair value through profit or loss	(17,929)	(23,792)	—

Net cash used in investing activities	(16,174)	(21,464)	(1,947)

Financing activities
Repayment of lease liabilities	(4,219)	(5,598)	(4,721)
Interest paid	—	—	(93)
Repayment of bank loan	—	—	(2,437)
Repurchase of American Depositary Shares	(30)	(40)	(1,806)

Net cash used in financing activities	(4,249)	(5,638)	(9,057)

Net (decrease)/ increase in cash and cash equivalents	(8,965)	(11,895)	39,226
Effect of foreign exchange rate changes on cash held in foreign currencies	(1,920)	(2,549)	(734)
Cash and cash equivalents at beginning of period	293,218	389,100	313,147

Cash and cash equivalents at end of period	282,333	374,656	351,639

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3270 to US$1.00, the approximate rate of exchange at March 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.